Auxilium Pharmaceuticals, Inc. 40 Valley Stream Parkway Malvern, PA 19355 (484) 321-5900

Auxilium Pharmaceuticals, Inc.

File Number 000-50855

Via EDGAR

September 7, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-50855

Dear Mr. Rosenberg:

This letter reflects the responses of Auxilium Pharmaceuticals, Inc. (“Auxilium”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Mr. Adrian Adams, Chief Executive Officer and President of Auxilium, dated August 24, 2012, (the “Comment Letter”) relating to Auxilium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) . We have reproduced the Staff’s comments below, which are numbered to correspond to the comment numbers in the Comment Letter, and we have responded below to each comment.

Business

Strategic Relationships, page 10

SEC Comment:

1.              Please provide us proposed revised disclosure to be included in future periodic reports regarding the material terms of your license agreements to include the following information:

•                  For your license agreement with FCB:

•                  The percentage range of royalties you must pay upon sales of Testim in territories where FCB has an enforceable patent;

•                  The percentage range of royalties you must pay upon sales of Testim in territories where FCB does not have an enforceable patent; and,

•                  Termination provision;

•                  For your license agreements with Ferring and Paladin:

•                  Upfront payments;

•                  Aggregate potential milestone payments;

•                  Percentage royalty payments;

•                  Termination provisions; and,

•                  Duration;

•                  For your license agreement with BioSpecifics:

•                  The percentage range of royalties you must pay on net sales of XIAFLEX by the Company;

•                  For your license agreement with Pfizer:

•                  The percentage range of royalties on net sales of XIAPEX in Pfizer territory;

•                  For your license agreement with Asahi Kasei:

•                  The percentage range of royalties on net sales of XIAFLEX in Japan; and

•                  Termination provisions;

•                  For your license agreement with Actelion:

•                  The percentage range of royalties on net sales of XIAFLEX in Australia, Brazil, Canada, and Mexico; and,

•                  Termination provisions.

Note that where you have received confidential treatment for specific royalty percentages, we are only requesting disclosure of the range of royalties not the actual royalty percentage. Where applicable, please ensure the percentage range of royalties presented is within ten percentage points (e.g. “single digits,” “between 10% percent and 20 percent,” or “in the twenties”).

Auxilium Response:

Auxilium acknowledges the Staff’s comment and will include revised disclosure in future periodic reports in substantially the form set forth below, provided that Auxilium reserves the right to update such disclosure as appropriate to account for event or developments that may occur prior to the filing of any applicable periodic report:

STRATEGIC RELATIONSHIPS

We have entered into agreements for the licensing of technology and products. We intend to pursue other licensing agreements and collaborations in the future. We have secured collaboration partners for the sale of products in geographic locations where we do not have our own sales force. We may pursue other collaborations in the future.

Testim

License from FCB

In May 2000, Bentley Pharmaceuticals, Inc. (“Bentley”) granted us an exclusive, worldwide, royalty-bearing license to make and sell products incorporating its patented transdermal gel formulation technology that contains testosterone (the “May 2000 License”). We produce Testim under the May 2000 License. The term of the May 2000 License is determined on a country-by-country basis and extends until the later of patent right expiration in a country or 10 years from the date of first commercial sale. Under this agreement, we were required to make up-front and milestone payments upon contract signing, the decision to develop the underlying product, and the receipt of FDA approval. In June 2008, CPEX Pharmaceuticals, Inc. (“CPEX”) was spun out of Bentley and became the assignee of certain Bentley assets, including the license agreement governing the May 2000 License and patents we licensed under that agreement. In April 2011, CPEX was acquired by FCB I Holdings Inc. (“FCB”), a newly formed company which is controlled by Footstar Corporation, and the licensed patents were assigned to FCB. The rights and obligations under the license agreement described above inure to FCB and continue to be effective, as will our rights and obligations thereunder. See “Patents and Proprietary Rights” for a discussion of the patents we license from FCB.

Under the May 2000 License, we are obligated to make quarterly royalty payments to FCB based on tiered percentages of the annual net sales of Testim. For net sales of Testim in countries in which FCB holds an applicable enforceable patent, the applicable royalty percentage is within the range of 5-15% for annual net sales per country in the U.S. and Canada and, in all other countries, is equal to a single digit percentage plus a portion of certain additional payments received by us for the sale of Testim. For net sales of Testim in countries in which FCB does not hold an applicable enforceable patent, the applicable royalty percentage is a single digit percentage, the precise value of which is dependent upon whether FCB holds any applicable enforceable patents in other countries at the applicable time of sale.

Each party may terminate the May 2000 License as a result of the other party’s bankruptcy, provided that FCB may not so terminate the May 2000 License so long as it continues to receive royalty payments from us under the May 2000 License. We may terminate the May 2000 License as a result of FCB’s breach or dissolution or cessation of operations. FCB may terminate the May 2000 License as a result of material nonpayment by us that continues for thirty days after FCB provides notice of such nonpayment.

License to Ferring

In November 2008, we entered into a distribution and license agreement with Ferring (the “Ferring Agreement”). Pursuant to the Ferring Agreement, we appointed Ferring as our exclusive distributor of Testim in Belgium, Denmark, Finland, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden and the U.K. (the “Ferring Territory”). We also granted Ferring an exclusive, royalty-bearing license to import, market, sell and distribute Testim in the Ferring Territory. Ferring is required to purchase all Testim supply from us and to make certain sales milestone and royalty payments. In addition, Ferring was required to make certain up-front and milestone payments to us related to the transfer to Ferring of the marketing authorizations in each country within the Ferring Territory. The initial term of the Ferring Agreement expires on a country-by-country basis ten years after the first commercial sale of Testim in each such country, subject to automatic five-year renewal terms unless either party elects not to renew at least one year prior to the expiration of the then current term.  Either party may terminate the Ferring Agreement as a result of the other party’s breach or bankruptcy.  We may terminate the Ferring Agreement on a country-by-country basis if Ferring fails to meet specified commercial targets or if Ferring or its affiliates commercializes a competing product.  We may also terminate the Ferring Agreement in the event of the termination of the May 2000 License or in the event of unauthorized sales of Testim by Ferring outside of the Ferring Territory.  Ferring may terminate the Ferring Agreement on a country-by-country basis upon specified regulatory or intellectual property events.  Ferring may also terminate the Ferring Agreement upon specified supply disruptions.

Under the Ferring Agreement, Ferring paid us $6,200,000 in upfront and milestone payments, and may pay us up to an aggregate of $30,000,000 in additional milestone payments based on the initial achievement of specified increasing annual net sales milestones. In addition, under the Ferring Agreement, Ferring is obligated to make quarterly royalty payments to us based on a single digit percentage of net sales of Testim on a country-by-country basis.  The precise applicable royalty percentage is greater for net sales in countries where Testim is covered by an applicable valid patent.

License to Paladin

We entered into a license and distribution agreement with Paladin in December 2006 (the “Paladin Agreement”). We granted Paladin an exclusive license to use and sell Testim in Canada. The terms of the Paladin Agreement require Paladin to purchase all Testim supply from us.  The initial term of the Paladin Agreement expires on the later of 15 years from its effective date and the expiration of the last valid patent covering Testim in Canada, subject to automatic three-year renewal terms.  Either party may terminate the Paladin Agreement as a result of the other party’s breach or bankruptcy.  We may terminate the Paladin Agreement if Paladin fails to meet specified commercial targets or make specified payments in lieu thereof.  We may also terminate the Paladin Agreement if Paladin sells competitive products in Canada or in the event of material unauthorized sales of Testim by Paladin outside of Canada.  Paladin may terminate the Paladin Agreement upon specified regulatory or intellectual property events or upon specified supply disruptions.

Under the Paladin Agreement, Paladin paid us $1,000,000 upfront and milestone payments, and may pay us up to an aggregate of $5,000,000 in additional milestone payments based on the initial achievement of specified increasing annual net sales milestones. In addition, under the Paladin Agreement, Paladin is obligated to make quarterly royalty payments to us based on a specified percentage within the range of 10-20% of net sales of Testim in Canada.

XIAFLEX

License from BioSpecifics

In June 2004, we entered into a development and license agreement with BioSpecifics and amended the agreement in May 2005, December 2005, December 2008 and August 2011 (the “BioSpecifics Agreement”). Under the BioSpecifics Agreement, we have exclusive worldwide rights to develop, market and sell certain products containing collagenase enzyme, which we refer to as XIAFLEX. Our licensed rights concern the development and commercialization of products, other than dermal formulations labeled for topical administration, and currently, our licensed rights cover the indications of Dupuytren’s, Peyronie’s, Frozen Shoulder syndrome and, upon our optional payment of $500,000 to BioSpecifics, cellulite. We may further expand our rights under the BioSpecifics Agreement, at our option, to cover other indications as they are developed by us or BioSpecifics.

The BioSpecifics Agreement extends, on a country-by-country and product-by-product basis, for the longer of any applicable patent life, the expiration of any regulatory exclusivity period or 12 years. Either party may terminate this agreement in the event of bankruptcy or insolvency by the other party. Additionally, either party may terminate this agreement if the other party is in material breach of its obligations under the agreement which continues for a period of 90 days following receipt of written notice of such material breach. We may terminate this agreement in its entirety, or on a country-by-country basis, on an indication-by-indication basis, or on a product-by-product basis, at any time upon 90 days prior written notice to BioSpecifics. If this agreement is properly terminated by us, we will retain a non-exclusive license for these rights. See “Patents and Proprietary Rights” below for a discussion of the patents we license from BioSpecifics.

We are responsible, at our own cost and expense, for developing the formulation and finished dosage form of products and arranging for the clinical supply of products.

We have been and will be obligated to make contingent milestone payments to BioSpecifics upon the filing of regulatory applications and receipt of regulatory approval. We have paid BioSpecifics $22.2 million under the BioSpecifics Agreement, of which we paid $4.6 million in 2011. These 2011 payments included a payment of approximately $3.8 million, which represented BioSpecifics’ share of the net $41.1 million which Pfizer paid to us as milestone payments under the Pfizer Agreement (as described below). These 2011 payments also included a payment of approximately $0.8 million, which represented BioSpecifics’ share of the $15 million which Asahi Kasei paid to us as milestone payments under the Asahi Agreement (as described below). After we receive the $10 million up-front payment from Actelion under the Actelion Agreement (as described below), which we expect will occur in the first quarter of 2012, we will owe BioSpecifics approximately $0.6 million. Additional milestone obligations will be due to BioSpecifics upon further acceptance of filings, approvals and achievement of certain sales levels by our partners. Additionally, if we exercise an option to develop and license XIAFLEX for additional medical indications, an exercised indication fee will be due. Pursuant to the BioSpecifics Agreement, the exercised indication fee for each additional indication, including cellulite, is $500,000.  In addition, under the BioSpecifics Agreement, we are obligated to make quarterly royalty payments to BioSpecifics based on a specified percentage within the range of 5-15% of net sales of XIAFLEX by us in the U.S., by Pfizer in the EU and certain Eurasian countries, and by Asahi Kasei in Japan.  The royalty percentage decreases if a generic to XIAFLEX is marketed in these territories.

Under the BioSpecifics Agreement, we have the exclusive right to manufacture any pharmaceutical product containing the collagenase enzyme as an active ingredient:

•      for the indications of Dupuytren’s, Peyronie’s and Frozen Shoulder syndrome (such indications, together with such indications that may be added under the terms of the BioSpecifics Agreement, the “Field”), and for any indications outside the Field which BioSpecifics elects not to pursue; and

•      for early-stage development activities through phase II clinical trials for any indications.

We have the non-exclusive right to manufacture any pharmaceutical product containing the collagenase enzyme as an active ingredient:

•      for supply to BioSpecifics for in vitro development; and

•      for post-phase II development (including submissions for regulatory approval) and commercialization of indications outside the Field which Auxilium elects not to pursue.

BioSpecifics currently retains the right to manufacture:

•      collagenase for use as a reagent for tissue disassociation;

•      collagenase for performing in vitro research and development unless we elect to supply product for such purposes;

•      collagenase for purposes of development and commercialization of any indications outside the Field which we elect not to pursue; and

•      collagenase for any early-stage development activities conducted by BioSpecifics through phase II clinical trials for any indications outside the Field, but only if we fail to supply product, diluent or placebo for such purpose.

We are responsible, at our cost, for performing early stage development activities for the treatment of edematous fibrosclerotic panniculopathy, more commonly known as cellulite. BioSpecifics has granted us an exclusive license to research, develop, manufacture and use XIAFLEX in connection with this development, and we have the option, upon completion of such early stage development and upon its payment to BioSpecifics of a one-time $500,000 license fee, to add the treatment of cellulite to our licensed indications under the BioSpecifics Agreement.

In the event that we sublicense the right to sell XIAFLEX in any country outside of the U.S., the EU and certain Eurasian countries or Japan — as we did in February 2012 to Actelion for Australia, Brazil, Canada and Mexico—we must pay BioSpecifics a specified fraction of the royalty we receive from such sublicense (which payment to BioSpecifics is capped at a specified percentage—within the range of 5-15%—of net sales of XIAFLEX within the applicable country), and a specified mark-up on our cost of goods related to supply of XIAFLEX (which mark-up is capped at a specified percentage—within the range of 5-15%—of our cost of goods of XIAFLEX for the applicable country).

License to Pfizer

In December 2008, we entered into a development, commercialization and supply agreement with Pfizer (the “Pfizer Agreement”). Under the Pfizer Agreement, we granted to Pfizer the right to develop and commercialize, with the right to sublicense, XIAPEX (EU tradename for XIAFLEX) for the treatment of Peyronie’s and Dupuytren’s upon receipt of the applicable regulatory approvals in the 27 member countries of the EU as it existed as of the effective date of the Pfizer Agreement (Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the UK), as well as Albania, Armenia, Azerbaijan, Belarus, Bosnia & Herzegovina, Croatia, Georgia, Iceland, Kazakhstan, Kirghiz Republic, Macedonia, Moldova, Montenegro, Norway, Serbia, Switzerland, Tajikistan, Turkey and Uzbekistan (the “Pfizer Territory”). Subject to each party’s termination rights, the term of the Agreement extends on a country-by-country and product-by-product basis from the date of the Agreement until the latest of (i) the date on which the product is no longer covered by a valid claim of a patent or patent application in such country,

(ii) the 15th anniversary of the first commercial sale by Pfizer of XIAPEX in a given country after the receipt of required regulatory approvals and (iii) a generic entry or competitive product containing the same active ingredient with respect to XIAPEX in such country.

Pfizer received marketing authorization by the European Commission on February 28, 2011 and XIAPEX is now available in Austria, Denmark, Finland, Germany, Norway, Spain, Switzerland, Sweden, and the UK.

Pfizer is obligated to pay certain regulatory and milestone payments to us as well as a specified royalty on net sales of XIAPEX in the Pfizer Territory. As of December 31, 2011, Pfizer had paid us $135 million in up-front and regulatory milestone payments under the Pfizer Agreement. Of this $135 million, Pfizer paid us $45 million in 2011 in connection with the achievement of the regulatory milestones upon the first commercial sales of XIAPEX in Germany, Spain and the UK, net of certain development and regulatory costs amounting to $3.9 million that Pfizer was contractually allowed to recoup. Pfizer may pay us up to an additional $350 million upon the achievement of certain specified additional regulatory and commercial milestones for XIAFLEX (on an indication-by-indication basis or for the product as a whole, as the case may be). We will also owe BioSpecifics 8.5% of any future regulatory or commercial milestone payments received from Pfizer. In addition, the Pfizer Agreement provides for quarterly royalty payments based on tiered, double-digit percentages of the aggregate annual net sales of XIAPEX in the Pfizer Territory. Subject to the requirement that Pfizer make certain specified minimum royalty payments, the royalty percentage tiers feature royalty percentages within the ranges of 30-40%, 35-45% and 40-50%. The applicable royalty percentage increases from tier to tier upon the achievement of a specified threshold of aggregate annual net sales of XIAPEX and decreases if a generic to XIAPEX is marketed in the Pfizer Territory.

Pfizer is required to obtain XIAPEX exclusively from us. We were primarily responsible for development activities prior to granting of product approval, and Pfizer has been primarily responsible for development activities in the Pfizer Territory since approval. We control product development at all times outside of the Pfizer Territory. Pfizer is responsible for preparation of regulatory materials necessary for obtaining and maintaining regulatory approvals in the Pfizer Territory, and for the associated regulatory costs. Pfizer is solely responsible for commercializing XIAPEX in the Pfizer Territory during the term of the Pfizer Agreement and is solely responsible for costs associated with commercializing XIAPEX in the Pfizer Territory.

Either party may terminate the Pfizer Agreement as a result of the other party’s breach or bankruptcy. Initially, Pfizer may terminate the Pfizer Agreement only upon certain specified conditions. After this initial period, Pfizer may terminate the Pfizer Agreement at will.

License to Asahi Kasei

On March 22, 2011, we entered into a development, commercialization and supply agreement with Asahi Kasei (the “Asahi Agreement”). Under the Asahi Agreement, we granted Asahi Kasei the exclusive right to develop and commercialize XIAFLEX for the treatment of Dupuytren’s and Peyronie’s in Japan upon receipt of the applicable regulatory approvals. We also granted Asahi Kasei the right of first negotiation to obtain exclusive rights to commercialize any new XIAFLEX indications in Japan during the term of the Asahi Agreement. Asahi Kasei paid us an up-front payment of $15 million in March 2011. In addition, Asahi Kasei may make up to $247 million in potential payments, with $37 million tied to development and regulatory milestones and $210 million tied to achievement of aggregate annual net sales thresholds. In addition, the Asahi Agreement provides for quarterly royalty payments based on tiered, double-digit percentages of the aggregate annual net sales of XIAFLEX in Japan. Subject to the requirement that Asahi Kasei make certain specified minimum royalty payments, the royalty percentage tiers feature royalty percentages within the ranges of 30-40% and 35-45%. The applicable royalty percentage increases from tier to tier upon the achievement of a specified threshold of aggregate annual net sales of XIAFLEX and decreases if a generic to XIAFLEX is marketed in Japan.

Under the Asahi Agreement, Asahi Kasei will be responsible for all clinical development, regulatory and commercialization activities for XIAFLEX for the treatment of Dupuytren’s and Peyronie’s for the Japanese market and we will be reimbursed for all costs we may incur in connection with these activities. We will be responsible for all clinical and commercial manufacturing and supply of XIAFLEX for the Japanese market. Each party may terminate the Asahi Agreement as a result of the other party’s breach or bankruptcy.  In the event that, based on consultation with Japanese regulatory authorities, unexpected additional investment would be imposed on Asahi Kasei due to the necessity of expanding clinical studies beyond specified cost thresholds, Asahi Kasei may terminate the Asahi Agreement with respect to Peyronie’s upon written notice following the third anniversary of the Asahi Agreement’s effective date. In the event of termination, all licenses and rights granted to Asahi Kasei under the Asahi Agreement will revert, or be assigned, to us and Asahi Kasei will provide certain assistance with respect to transferring certain of Asahi Kasei’s know-how. In the event of termination by Asahi Kasei, all licenses and rights granted to us under the Asahi Agreement will terminate. Subject to each party’s termination rights, the term of the Asahi Agreement extends on a product-by-product basis from the date of the agreement until the last to occur of (i) the date on which the product is no longer covered by a valid claim of a patent, (ii) the 15th anniversary of the first commercial sale of the product, or (iii) the entry of a generic to XIAFLEX in the Japanese market.

License to Actelion

On February 22, 2012, we entered into a collaboration agreement with Actelion (the “Actelion Agreement”). Under the terms of the Actelion Agreement, we granted Actelion exclusive rights to develop and commercialize XIAFLEX for the treatment of Dupuytren’s and Peyronie’s in Australia, Brazil, Canada and Mexico upon receipt of the applicable regulatory approvals. We also granted Actelion the right of first negotiation to obtain exclusive rights to commercialize any new XIAFLEX indications in these countries during the term of the Actelion Agreement. Actelion will pay us an up-front payment of $10 million in the first quarter of 2012. Actelion may make up to $58.5 million in potential payments, with $16 million tied to regulatory, pricing, and reimbursement milestones and $42.5 million tied to achievement of aggregate annual net sales thresholds. In addition, the Actelion Agreement provides for quarterly royalty payments based on tiered, double-digit percentages of the aggregate annual net sales of XIAFLEX in these countries. The royalty percentage tiers feature royalty percentages within the ranges of 15-25%, 20-30%, and 25-35%. The applicable royalty percentage increases from tier to tier upon the achievement of specified thresholds of aggregate annual net sales of XIAFLEX and decreases if a generic to XIAFLEX is marketed in these countries.

Under the Actelion Agreement, Actelion will be responsible for all clinical development, regulatory and commercialization activities for XIAFLEX for the treatment of Dupuytren’s and Peyronie’s for Australia, Brazil, Canada and Mexico and Actelion will reimburse us for all out-of-pocket costs we may incur in connection with these activities. We will be responsible for all clinical and commercial manufacturing and supply of XIAFLEX for these countries. Each party may terminate the Actelion Agreement as a result of the other party’s breach or bankruptcy. We may terminate the Actelion Agreement if Actelion fails to meet specified sales thresholds for specified time periods. After the second anniversary of the first commercial sale by Actelion of XIAFLEX, Actelion may terminate the Actelion Agreement (in whole or on a country-by-country basis) upon 180 days’ prior written notice. Subject to each party’s termination rights, the term of the Actelion Agreement extends on a product-by-product and country-by-country basis from the date of the agreement until the last to occur of (i) the date on which the product is no longer covered by a valid claim of a patent, (ii) the 15th anniversary of the first commercial sale of the product, (iii) the achievement of a specified market share of generic versions of the product in such country or (iv) loss of certain marketing rights or data exclusivity in such country.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(e) Revenue Recognition, page 85

SEC Comment:

2.              You disclose one of the criteria for revenue recognition is when delivery has occurred or services have been provided. However, you disclose that you recognize revenue at the time of shipment of XIAFLEX to U.S. customers. This appears to be inconsistent with your revenue recognition policy and your letter to us dated September 22, 2011 that title of the product transfers on receipt by the distributor, FOB destination. Please provide us proposed revised disclosure to be included in your future periodic reports to address this inconsistency.

Auxilium Response:

XIAFLEX is shipped FOB destination and revenue from such shipments is recognized on receipt by U.S. distributors, and has been so recognized since Auxilium changed its revenue recognition policy in the first quarter of 2011. In the disclosure provided in the 2011 Form 10-K and Auxilium’s letter to the SEC of September 22, 2011, the company used the word “shipment” generally to mean the whole shipment process to our distributors, up to and including receipt by the distributor.  In order to describe such change with greater precision as to the exact point in time when we recognize revenue and to avoid confusion, the disclosure will be revised in future periodic reports as follows:

In the first quarter of 2011, the Company began recognizing revenue for XIAFLEX product shipments at the time of delivery of XIAFLEX to the Company’s U.S. customers, which are primarily a limited number of wholesalers, specialty pharmacies and specialty distributors who ship the product on an as needed basis to individual healthcare providers. In contrast, during 2010 the recognition of revenue, and related product costs, for XIAFLEX product shipments was deferred until those wholesalers, specialty pharmacies and specialty distributors shipped product to physicians for administration to patients because the Company could not initially assess the flow of XIAFLEX through its distribution channel as it was new to the marketplace. As a result of this change in revenue recognition, net revenues for 2011 include a benefit of $1,804,000 (representing revenue previously deferred, net of allowances of $59,000) and the net loss for 2011 includes a benefit of $1,743,000, or $0.04 per share (representing the net revenue benefit partially offset by the related cost of goods sold).

(13) Common Stock and Redeemable Convertible Preferred Stock

(f) Valuation and Expense Information, page 103

SEC Comment:

3.              You disclose that expected volatility is based on the blended historical volatility of the Company and the historical volatility of peer group companies. It appears that you have sufficient experience to use just the historical volatility of the Company. Please explain to us why your assumption is based on blended historical volatility.

Auxilium Response:

The staff is correct in its assumption that Auxilium had sufficient historical volatility experience to value the 2011 option grants based on Auxilium’s historical volatility rather than a blended historical volatility. This stand-alone historical volatility was used to value 2011 option grants; however, a blended historical volatility was used for the 2010 and 2009 option grants. Because the disclosure is intended to describe the basis of the volatility calculations for all years presented, Auxilium considered the description provided to be appropriate.  Auxilium will undertake in its future periodic reports to describe the specific volatility assumption for each year presented.

The company acknowledges that:

•                                     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                     the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing have been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at 484-321-5906.

Very truly yours,

/s/ Andrew I. Koven
Andrew I. Koven
Chief Administrative Officer & General Counsel

cc:                                 Adrian Adams, Chief Executive Officer and President

James E. Fickenscher, Chief Financial Officer

Michael J. Peterson (Morgan, Lewis & Bockius)